UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2007 and 2006

-

Condensed Consolidated Balance Sheets as of June 30, 2007 (Unaudited) and December 31, 2006

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2007 and 2006

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibits

99.1

Press Release dated September 19, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 19, 2007	By:	/s/ Li Feilie
Li Feilie
President and Chief Executive Officer

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006	2007	2007	2006	2007
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	33,070	32,526	4,346	58,962	51,664	7,748

COST OF SALES	(10,205)	(8,961)	(1,341)	(17,991)	(17,042)	(2,364)
	----------	----------	----------	----------	----------	----------
GROSS PROFIT	22,865	23,565	3,005	40,971	34,622	5,384

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	(2,673)	(3,715)	(351)	(5,738)	(7,106)	(754)

INTEREST INCOME	424	135	56	843	235	110

OTHER INCOME (EXPENSE), NET	(34)	1,083	(5)	(41)	4,958	(5)
	----------	----------	----------	----------	----------	----------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	20,582	21,068	2,705	36,035	32,709	4,735

INCOME TAXES	(3,267)	(3,338)	(430)	(5,798)	(4,906)	(762)
	----------	----------	----------	----------	----------	----------
INCOME FROM CONTINUING OPERATIONS	17,315	17,730	2,275	30,237	27,803	3,973

DISCONTINUED OPERATIONS Loss from discontinued advertising and HARC operations, net of taxes of nil	-	(212)	-	-	(486)	-
	----------	----------	----------	----------	----------	----------
NET INCOME	17,315	17,518	2,275	30,237	27,317	3,973
	----------	----------	----------	----------	----------	----------
Other comprehensive income (loss):
Foreign currency translation Adjustments	(360)	(3)	(47)	(564)	(11)	(74)
	----------	----------	----------	----------	----------	----------
COMPREHENSIVE INCOME	16,955	17,515	2,228	29,673	27,306	3,899
	======	======	======	======	======	======

INCOME PER SHARE: Basic Income from continuing operations Loss from discontinued operations	1.50 -	1.54 (0.02)	0.20 -	2.62 -	2.87 (0.05)	0.34 -
	----------	----------	----------	----------	----------	----------
	1.50	1.52	0.20	2.62	2.82	0.34
	======	======	======	======	======	======

INCOME PER SHARE: Diluted Income from continuing operations Loss from discontinued operations	1.29 -	1.27 (0.02)	0.17 -	2.23 -	2.27 (0.04)	0.29 -
	----------	----------	----------	----------	----------	----------
	1.29	1.25	0.17	2.23	2.23	0.29
	======	======	======	======	======	======

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	11,548,416	11,548,416	11,548,416	11,548,416	9,670,407	11,548,416
	========	========	========	========	========	========
Diluted	13,377,836	13,959,662	13,377,836	13,547,420	12,240,535	13,547,420
	========	========	========	========	========	========

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Amounts in thousands, except share and per share data)

		June 30,	December 31,	June 30,
		2007	2006	2007
		RMB	RMB	US$
	Notes	(Unaudited)	(Note)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		148,130	136,991	19,465
Trade receivables		11,562	504	1,519
Other receivables, deposits and prepayments		1,594	604	210
Inventories	4	4,554	5,231	599
		----------	----------	----------
TOTAL CURRENT ASSETS		165,840	143,330	21,793
PROPERTY AND EQUIPMENT	5	36,981	37,435	4,859
		----------	----------	----------
TOTAL ASSETS		202,821	180,765	26,652
		======	======	======

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		1,487	1,231	196
Accrued liabilities		31,075	30,880	4,083
Advances from customers		2,331	2,650	306
Amounts due to a related company	6	2,312	3,444	304
Amounts due to a director	6	—	8,594	—
Dividends payable		170	170	22
Taxes payable		5,242	3,265	689
		----------	----------	----------
TOTAL LIABILITIES – ALL CURRENT		42,617	50,234	5,600
		----------	----------	----------

SHAREHOLDERS’ EQUITY
Common shares, no par:
Authorized – 200,000,000 shares
Issued and outstanding –11,548,416 shares in
2006 and 2005, respectively		47,250	47,250	6,209
Appropriated retained earnings		7,331	7,331	963
Retained earnings		106,417	76,180	13,984
Other comprehensive loss		(794)	(230)	(104)
		----------	----------	----------
TOTAL SHAREHOLDERS’ EQUITY		160,204	130,531	21,052
		----------	----------	----------

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY		202,821	180,765	26,652
		======	======	======

Note: The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in thousands)

	Six months ended June 30,
	2007	2006	2007
	RMB	RMB	US$

Net cash provided by operating activities	22,443	43,847	2,949
	----------	----------	----------
INVESTING ACTIVITIES
Purchases of property and equipment	(986)	(3,566)	(129)
Repayment to related companies	(1,131)	-	(149)
Repayment to a director	(8,508)	(10,162)	(1,118)
	----------	----------	----------
Net cash used in investing activities	(10,625)	(13,728)	(1,396)
	----------	----------	----------

FINANCING ACTIVITIES
Cash received in acquisition of subsidiaries	-	1,207	-
Repayment of principal of capital leases	-	(75)	-
Net cash used in financing activities by discontinued operations	-	9	-
	----------	----------	----------
Net cash provided by financing activities	-	1,141	-
	----------	----------	----------

Effect of exchange rate changes on cash	(679)	(9)	(89)
	----------	----------	----------

NET INCREASE IN CASH AND CASH
EQUIVALENTS	11,139	31,251	1,464

Cash and cash equivalents, at beginning of period	136,991	41,202	18,001
	----------	----------	----------
Cash and cash equivalents, at end of period	148,130	72,453	19,465
	======	======	======

Supplemental disclosure of non-cash investing and financing Activities
Business acquisition:
Fair value of assets acquired	-	50,558	-
Liabilities assumed	-	(3,308)	-
	----------	----------	----------
Common shares issued	-	47,250	-
	======	======	======

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.

BASIS OF PRESENTATION, RECENT ACCOUNTING PRONOUNCEMENTS AND APPROPRIATED RETAINED EARNINGS

Basis of presentation

Management has elected to prepare the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for second quarter interim financial information. Accordingly, they do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2006.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB7.61 quoted by the People’s Bank of China as at June 30, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

Recent accounting pronouncements

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, or FIN 48, on January 1, 2007, and did not have any unrecognized tax benefits.  There was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in various foreign jurisdictions. Prior to the Redomicile Merger, the Company filed US federal tax returns through 2004. The Company is no longer subject to U.S. federal tax examinations for these returns. Various state and foreign jurisdiction tax years remain open to examination as well, though the Company believes any additional assessment will be immaterial to its consolidated financial statements.

On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “Unified Tax Law”), effective on January 1, 2008, which establishes a single unified 25% income tax rate for most companies, with a preferential income tax rate of 15% to be applicable to sino-foreign joint ventures for three years commencing from its third profitable year (2005 for Wuhu) through fifth profitable year (2007 for Wuhu). The Company believes that the Unified Tax Law does not impact its qualification to enjoy a tax exemption in fiscal year 2007.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter.

1.

BASIS OF PRESENTATION, RECENT ACCOUNTING PRONOUNCEMENTS AND APPROPRIATED RETAINED EARNINGS (Continued)

Appropriated retained earnings

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu (the "Articles of Association"), appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.  Through June 30, 2007, appropriations of RMB 7,331 (US$963) have been made.

2.

ACQUISITION

On February 3, 2006 (the “Acquisition Date”), the Company acquired all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“FMH”). The Acquisition of FMH by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statements included herein present the financial information of FMH for all periods prior to the Acquisition Date and the financial information of the consolidated companies from the Acquisition Date forward. Historical share and per share amounts for the periods prior to the Acquisition have been retroactively restated to reflect the exchange ratio established in the transaction, in a manner similar to a reverse stock split. The consolidated retained earnings of FMH have been carried forward after the Acquisition.

As consideration for the Acquisition, the Company issued to the former FMH shareholder 9,980,593 of the Company’s common shares, as well as warrants (the “Warrants”) to purchase an additional 4,500,000 of the Company’s common shares. In connection with the Acquisition, 320,000 series B preferred shares owned by a former officer and director were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

The following table summarizes the fair values of the Company’s assets and liabilities acquired by FMH at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition (1,567,823) by the closing price of the Company’s common shares the day prior to the public announcement of the Acquisition Agreement between the Company and FMH.

	RMB	RMB
Purchase price (including direct costs)		47,250
Current assets	3,074
Property and equipment	869
Investments	24,700
	----------
Total assets	28,643
Total liabilities assumed	(3,308)
	----------
Net assets acquired		25,335
		----------
Goodwill resulting from the acquisition		21,915
		======

During the year ended December 31, 2006, the goodwill of RMB21,915 (US$2,880) was eliminated upon the disposal of the reporting units to which the goodwill had been assigned (Note 3).

2.

ACQUISITION (Continued)

The following unaudited proforma financial information presents results of operations as if the above acquisitions had occurred at the beginning of the three and six-month periods ended June 30, 2006:

	Three months ended June 30, 2006	Six months ended June 30, 2006

Net sales	32,526	51,664
Income from continuing operations	17,730	24,939
Loss from discontinued operations	(212)	(530)
Net income	17,518	24,409
Basic income per share	1.52	2.52
Diluted income per share	1.25	1.99

3.

DISPOSITION OF ASSETS

On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060 (US$271). On October 3, 2006, the Company disposed of its 100% equity interest in Hainan Cihui Industrial Co. Ltd. (“HARC”) to an unaffiliated third party for total consideration of RMB30,900 (US$4,060). The Company recognized a loss of approximately RMB11,901 (US$1,564) from the dispositions including goodwill written off of RMB21,915 (US$2,880) which was recorded in 2006. As a result of the dispositions, the Company ceased its advertising operation effective July 31, 2006 and its commodity trading operation effective October 3, 2006, and their results have been retroactively restated as discontinued operations. Revenues from discontinued operations were RMB212 (US$28) and RMB306 (US$40) for the three months and six months ended June 30, 2006. Loss before income taxes from discontinued operations were RMB212 (US$28) and RMB486 (US$64) for the three and six months ended June 30, 2006, respectively.

4.

INVENTORIES

	June 30,	December 31,
	2007	2006
	RMB	RMB

Raw materials	3,541	3,088
Work in progress	637	1,132
Finished goods	376	1,011
	----------	----------
	4,554	5,231
	======	======

5.

PROPERTY AND EQUIPMENT

	June 30,	December 31,
	2007	2006
	RMB	RMB
At cost:
Buildings	26,423	25,771
Machinery and equipment	6,453	6,119
Motor vehicles	2,631	2,631
Mining rights	12,586	12,586
	----------	----------
	48,093	47,107
Accumulated depreciation	(11,112)	(9,672)
	----------	----------
	36,981	37,435
	======	======

6.

RELATED PARTY BALANCES AND TRANSACTIONS

At June 30, 2007, amounts due to a related company and to a director comprise:

	June 30,	December 31,
	2007	2006
	RMB	RMB

Due to a related company: Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	2,312	3,444
	======	======

Due to a director: Mr. Li Feilie
	-	8,594
	======	======

WFNM is controlled by Mr. Li Feilie who is also a director and, indirectly, the principal shareholder of the Company.

During the period ended June 30, 2007, the amount due to a director, Mr. Li Feilie, of RMB8,594 was fully repaid.

7.

INVESTMENT IN SUBSIDIARY

In June 2007, the Company, through Wuhu, established a new subsidiary, Yunnan Feishang Mining Development C. Ltd. (“Yunnan”), a company organized in the PRC with a registered capital of RMB10,000 (US$1,314). Yunnan was established to engage in the mining and processing of nonferrous metal in the PRC. Yunnan has not yet commenced operations.

8.

SUBSEQUENT EVENTS

On August 1, 2007, 2,300,000 stock options were granted to officers, directors and key employees of the Company at an exercise price of US$8.51 per share (the fair market value of the Company’s common stock as of July 31, 2007). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB67,131 (US$8,821)

On August 24, 2007, the Company completed the sale, to six non-U.S. residents, of an aggregate of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a sales price of US$16.00 per unit, or an aggregate of US$35,000. Each warrant entitles the holder to purchase one common share at an exercise price of US$10.00 per share for a three-year period commencing August 24, 2008. The investors were granted certain demand and piggyback registration rights for the common shares included in the units.

On September 10, 2007, the Company, through Yunnan, entered into an agreement with several unrelated parties, to establish Hainan Nonferrous Metal Mining Co. Ltd. (“Hainan Nonferrous Metal”), a PRC joint stock limited liability company. The registered capital of Hainan Nonferrous Metal is RMB68,000 (US$8,936), of which Yunnan is obligated to contribute RMB32,640 (US$4,289), representing 48% of the registered capital. According to the agreement, the shareholders shall pay their respective capital contributions within 30 days after entering into the agreement. Hainan Nonferrous Metal is established to engage in the exploration, mining and processing of nonferrous metal, and trading of mineral products in Hainan and other provinces in the PRC.

9.

CONCENTRATION OF RISK

Concentration of credit risk:

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash deposits and trade receivables.

(i)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(ii)

Trade receivables

The Company sells zinc and iron products to companies in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial conditions and, therefore, generally collateral is not required. The Company maintains reserves for potential credit losses based on its loss history and aging analysis.  Such losses have been within management’s expectations.  At December 31, 2006 and June 30, 2007, the largest five customers accounted for 100% of trade receivables. During the six months ended June 30, 2006, three customers accounted 71%, 9% and 6%, respectively, of the Company’s sales. During the six months ended June 30, 2007, three customers accounted 68%, 10% and 5%, respectively, of the Company’s sales.

The Company’s entire production of zinc for the six months ended June 30, 2006 and 2007 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu is a party to a one-year non-binding sales contract with Huludao, subject to renewal every year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu and Huludao are unable to agree upon renewal terms or if Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production.

9.

CONCENTRATION OF RISK (Continued)

The Company sub-contracts its ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2007 increased by 14% compared to June 30, 2006. The increase was mainly due to the 41% increase in the average selling price of zinc, partly offset by the decrease in the sales volume of zinc as actual zinc mined was 23% lower during the current period. During the six months ended June 30, 2007, revenue of RMB1,073,000 (US$141,000) was recorded from the sale of copper which was found in the mines in late 2006.

Sales for the second quarter of 2007 increased by 2% compared to the corresponding period in 2006. The increase was mainly due to the increase in the average selling price of zinc of 16% and revenue from the sale of copper, partly offset by the decrease in the sales volume of zinc of 26% as the actual zinc mined was lower during the second quarter.

The gross profit margin for the three months and six months ended June 30, 2007 was 69% each period, compared to 72% and 67% for the corresponding periods in 2006. The decrease of gross profit margin for the second quarter of 2007 was due to the decline of zinc purity. The increase of gross profit margin for the first half of 2007 was primarily due to the increase in selling price of zinc as a result of increased demand.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by RMB1,368,000 (US$180,000) or 19% to RMB5,738,000 (US$754,000) for the six months ended June 30, 2007 from RMB7,106,000 (US$934,000) for the six months ended June 30, 2006. The decrease was primarily attributable to the decrease in legal and professional expenses of approximately RMB670,000 (US$88,000) as there were more expenses incurred in 2006 in connection with the reverse acquisition. The decrease was also due to the reduction in the provision for our employee welfare fund which depends on business performance.

Selling, general and administrative expenses decreased by RMB1,042,000 (US$137,000) or 28% to RMB2,673,000 (US$351,000) for the second quarter of 2007 from RMB3,715,000 (US$488,000) for the second quarter of 2006. The decrease was primarily attributable to the decrease in legal and professional expenses of approximately RMB360,000 (US$47,000) as there were more expenses incurred in 2006 in connection with the reverse acquisition and disposal of businesses. The decrease was also due to the reduction in the provision for our employee welfare fund which depends on business performance.

INTEREST INCOME

Interest income increased by RMB608,000 (US$80,000) or 259% to RMB843,000 (US$110,000) for the six months ended June 30, 2007 from RMB235,000 (US$31,000) for the six months ended June 30, 2006. The increase was primarily due to an increase in cash balances in 2007 and the increase in bank interest rates.

Interest income increased by RMB289,000 (US$38,000) or 214% to RMB424,000 (US$56,000) for the second quarter of 2007 from RMB135,000 (US$18,000) for the second quarter of 2006. The increase was primarily due to an increase in cash balances in 2007 and the increase in bank interest rates.

OTHER (EXPENSE) INCOME, NET

Other income, net for the three and six months ended June 30, 2006 primarily consisted of a net gain on trading of marketable securities of RMB1,083,000 (US$142,000) and RMB4,958,000 (US$651,000), respectively.

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to the PRC federal statutory tax rate applicable to foreign investment enterprises in Wuhu of 15%.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses and to expand business operations. The Company has financed its working capital requirements primarily through internally generated cash.

Net cash provided by operating activities for the six months ended June 30, 2007 was approximately RMB22,443,000 (US$2,949,000), as compared to RMB43,847,000 (US$5,762,000) for the corresponding period in 2006. Net cash inflows/outflows from the Company’s operating activities are attributable to the Company’s net income and changes in operating assets and liabilities. Net cash used in investing activities for the six months ended June 30, 2006 and 2007 was primarily attributable to purchases of fixed assets and repayments of amounts due to a director.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	June 30, 2007	December 31, 2006
	RMB	RMB
(Unaudited)
Current ratio	3.89x	2.85x
Working capital	123,223,000	93,096,000
Ratio of long-term debt to
total shareholders’ equity	0x	0x

The Company has no contractual obligations and commercial commitments as at June 30, 2007.

Except as disclosed above, there have been no other significant changes in financial condition and liquidity since the fiscal year ended December 31, 2006. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.